                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    V                          Form 40-F
                   -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _______                             No    V
                                                    -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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               Taiwan Semiconductor Manufacturing Company Limited
                         For the month of November 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC
3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of October 2002.

1) The trading of directors, supervisors, executive officers and 10% shareholders:

-----------------------------------------------------------------------------------------------------------------------------------
                                                Number of shares held
                                                  when elected (for
                                              Directors, Supervisors and      Number of shares
                                              Executive Officers) or as           held as          Number of shares
     Title                 Name               April 14, 2000 (for 10%          September 30,       held as October      Changes
                                                    shareholders)                   2002               31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
Director             Chi Cherng
                     Investment Co. Ltd.               984,000                   3,325,660            12,738,029        9,412,369
-----------------------------------------------------------------------------------------------------------------------------------
Supervisor           Hsin Ruey
                     Investment Co. Ltd.               641,500                   1,547,884            12,761,869       11,213,985
-----------------------------------------------------------------------------------------------------------------------------------
President            Rick Tsai                                                  20,129,738            20,059,738          -70,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President       C. C. Wei                                                   4,042,322             3,844,322         -198,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President       Mark Liu                                                    8,144,370             8,104,370          -40,000
-----------------------------------------------------------------------------------------------------------------------------------
Vice President       Chung-Shin Hsu                                                820,077               797,077          -23,000
-----------------------------------------------------------------------------------------------------------------------------------

/1./ The Philips Electronics, B.V. appoints 3 directors and 1 supervisor. /2./ The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders?

-----------------------------------------------------------------------------------------------------------------------------------
                                         Number of common
     Title                 Name        shares pledged as of     Date of pledged         Accumulated number of pledged common
                                         October 31, 2002                                              shares
-----------------------------------------------------------------------------------------------------------------------------------
Vice President         S.Y. Chiang            300,000             10/11/2002                          1,190,000
-----------------------------------------------------------------------------------------------------------------------------------


3) The acquisition of assets: (Unit:$Thousand)
--------------------------------------------------------------------------------
                Description of assets                      Purchase price
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                        NT$754,451
--------------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand): None.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: November 25, 2002                  By  /s/ Harvey Chang
                                            -----------------
                                            Harvey Chang
                                Senior Vice President & Chief Financial Officer